February 3, 2003


United States
Securities and Exchange Commission
Washington, D.C. 20549

                         Re: Anything2Ship, Inc.
                             Registration Statement on Form SB-2
                             File No. 333-100111

Dear Sir/Madam:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, we wish to respectfully request that the Registration Statement filed on September 26, 2002 by Anything2Ship, Inc., on Form SB-2 be withdrawn on the basis that the Company believes that it would not be beneficial to do so given current market conditions and the costs to be incurred by the Company.

No securities were sold in connection with the offering.

Yours truly,



Linden Boyne
Director